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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                  Commission File Number: 1-9580

                          NOTIFICATION OF LATE FILING

(CHECK ONE): [X] Form 10-K
             [ ] Form 20-F
             [ ] Form 11-K
             [ ] Form 10-Q
             [ ] Form N-SAR

     For Period Ended: December 31, 2000
                       -----------------

     [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
                      [ ] Transition Report on Form 11-K
     For the Transition Period Ended: ___________________

     READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

                       PART I -- REGISTRANT INFORMATION

Amwest Insurance Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

5230 Las Virgenes Road
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Address of Principal Executive Office (Street and Number)

Calabasas, CA 91302
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City, State and Zip Code


                      PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                             PART III -- NARRATIVE

State below, in reasonable detail, the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within prescribed time period.


     Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 will not be filed by April 2, 2001 because Registrant has not resolved certain financial accounting issues related to ongoing negotiations with various third parties.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Charles L. Schultz            (818)                   871-2001
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        (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                   [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X] Yes   [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The earnings statement to be included in the Annual Report on Form 10-K for the year ended December 31, 2000 will reflect a significant change in the results of operations from 1999 due, in part, to the significant losses from operations since its last filed financial statements with the Securities Exchange Commission.

          The Registrant's results from operations included in the Annual Report on Form 10-K for the year ended December 31, 2000 will reflect significant adverse development for the 1999 loss year, increases in net reserves for the 2000 loss year to bring it in line with the development trends of the 1999 loss year, and changes in the Company's reinsurance program which resulted in an increase in retained losses. Based on these facts and the unresolved financial accounting issues related to the ongoing negotiations with various third parties as discussed under Part III - Narrative above, a reasonable estimate of the results of operations for the year ended December 31, 2000 cannot be quantified at this time.


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                         Amwest Insurance Group, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date    3/30/01                           By   /s/ Charles L.Schultz
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                                                    Charles L. Schultz
                                                    Chief Executive Officer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                         VIOLATIONS (SEE U.S.C. 1001).
______________________________________________________________________________

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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